August 31, 1998


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Rydex Advisor Variable Annuity Account (the "Account")


Gentlemen:


At a meeting held on June 16, 1998, the Board of Managers of the Account approved the engagement of Deloitte & Touche, LLP as its independent auditors for the fiscal year ending December 31, 1998 to replace the firm of Coopers & Lybrand L. L. P. effective June 16, 1998.

The report of Coopers & Lybrand L. L. P. on the Account's financial statements for the period ended December 31, 1997 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audit of the Account's financial statements for the period ended December 31, 1997, and in the subsequent interim period, there were no disagreements with Coopers & Lybrand L. L. P. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Coopers & Lybrand L. L. P., would have caused Coopers & Lybrand L. L. P. to make reference to the matter in their report.

The Account has requested Coopers & Lybrand L. L. P. to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated August 31, 1998, is attached hereto.


Sincerely,


Thomas H. Reed
Controller